SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2
to

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Subject Company (Issuer))

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P300
9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P409

George A. Mangiaracina

Chief Executive Officer

19500 Jamboree Road

Irvine, California 92612

(949) 475-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Craig D. Miller

Veronica Lah

Manatt, Phelps & Phillips, LLP

One Embarcadero Center

San Francisco, California 94111

(415) 291-7400

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (originally filed by Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company,” “us,” or “we”), with the Securities and Exchange Commission (the “SEC”) on September 14, 2022 (as amended, the “Schedule TO”), relating to the offer by the Company to exchange any and all of the outstanding shares of the following series of its preferred stock for the consideration defined below (each an “Exchange Offer” and collectively the “Exchange Offers”):

Security	CUSIP	Symbol	Shares Outstanding	Cash/ 8.25% Series D Cumulative Redeemable Preferred Stock (“New Preferred Stock”) Per Share	Common Securities Per Share
9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”)	45254P300	IMPHP	665,592	$3.00 in cash or, if the Company is prohibited from paying cash, thirty (30) shares of New Preferred Stock (the “Series B Cash/New Preferred Stock Portion”), as more fully described below.	13.33 shares of newly issued common stock, par value $0.01 per share (“Common Stock”), (the “Series B Common Stock Portion”, and together with the Series B Cash/New Preferred Stock Portion, the “Series B Consideration”), as more fully described below.
9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock” and together with the Series B Preferred Stock, the “Preferred Stock”)	45254P409	IMPHO	1,405,086	$0.10 in cash or, if the Company is prohibited from paying cash, one (1) share of New Preferred Stock (the “Series C Cash/New Preferred Stock Portion”), as more fully described below.	1.25 shares of newly issued Common Stock and 1.5 warrants to purchase 1.5 shares of the Company’s Common Stock at an exercise price of $5.00 per share (collectively, the “Series C Common Stock Portion” and together with the Series C Cash/New Preferred Stock Portion, the “Series C Consideration”), as more fully described below.

On October 12, 2022, the Company's Board of Directors determined that, based on the value of the Company's assets and liabilities and the Company's financial condition at the time of the closing of the Exchange Offers, the payment of cash in the Exchange Offers would cause us to violate the Cash Consideration Restrictions (as defined in the Schedule TO) and that we will issue shares of New Preferred Stock in lieu of cash in the Exchange Offers.

The Exchange Offers were made upon and subject to the terms and conditions set forth in the Prospectus/Consent Solicitation, dated October 18, 2022 (the “Prospectus”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letters of Transmittal and Consent, copies of which were filed as Exhibit (a)(1)(B) and Exhibit (a)(1)(C) to the Schedule TO.

Concurrently with the Exchange Offers, pursuant to the Prospectus, we solicited consents (the “Consent Solicitation”) from holders of:

•	Series B Preferred Stock, to an amendment (the “Series B Proposed Amendment”) to our Articles of Incorporation (as amended and currently in effect, the “Charter”) to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of holders of Series B Preferred Stock) and to make each share of Series B Preferred Stock and each share of Series C Preferred Stock redeemable for the same consideration as the Series B Consideration and the Series C Consideration, respectively, as described herein, in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series B Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers); and

•	Series C Preferred Stock, to an amendment (the “Series C Proposed Amendment” and, together with the Series B Proposed Amendment, the “Proposed Amendments”) to our Charter to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of the holders of Series C Preferred Stock) and to make each share of Series B Preferred Stock and each share of Series C Preferred Stock redeemable for the same consideration as the Series B Consideration and the Series C Consideration, respectively, as described herein, in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series C Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers).

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Exchange Offers and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus, dated October 18, 2022, which forms a part of the Registration Statement on Form S-4 (“Registration Statement”) declared effective by the SEC on October 18, 2022, and (b) a press release issued by the Company on October 21, 2022, announcing the results of the Exchange Offers and Consent Solicitation and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus, and the Letters of Transmittal and Consent remain unchanged. This Amendment should be read with the Schedule TO, the Prospectus and the Letters of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offers and Consent Solicitation expired at 11:59 p.m., Eastern Daylight time, on October 20, 2022 (the “Expiration Date”). The Company has been advised that 460,778 shares of Series B Preferred Stock, or approximately 69.23% of the outstanding shares of Series B Preferred Stock, and 949,671 shares of Series C Preferred Stock, or approximately 67.59% of the outstanding shares of Series C Preferred Stock, were validly tendered and not validly withdrawn prior to the Expiration Date. The Company has accepted for payment all shares Preferred Stock validly tendered and not validly withdrawn prior to the Expiration Date pursuant to the settlement procedures described in the Prospectus. The Company also expects to accept for payment all shares of Series C Preferred Stock that remain subject to guaranteed delivery procedures, and to make payment for all accepted shares on October 26, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 69.23% of the outstanding shares of Series B Preferred Stock to the Series B Proposed Amendment and approximately 67.59% of the outstanding shares of Series C Preferred Stock to the Series C Proposed Amendment. The Proposed Amendments required the consent of holders of at least 66 2/3% of the outstanding shares of each series of Preferred Stock, with the holders of each series voting as a separate class. In addition, the Proposed Amendments required approval by the affirmative vote of a majority of the votes entitled to be cast by holders of the Company's Common Stock, which was obtained at the Company's Special Meeting of Common Stock holders held on October 20, 2022. Accordingly, the Proposed Amendments will become effective upon acceptance for record by the State Department of Assessments and Taxation of Maryland.

On October 21, 2022, the Company issued a press release announcing the final results of the Exchange Offers and Consent Solicitation as set forth above. A copy of the press release is filed as Exhibit (a)(5)(Y) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a) Exhibits

Exhibit No.	Description
(a)(1)(A)	Prospectus/Consent Solicitation, dated October 18, 2022 (the “Prospectus”) (incorporated by reference to the Company's filing on October 18, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-266167), under the Securities Act of 1933.
(a)(1)(B)	Form of Letter to Preferred Stockholders (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022.
(a)(1)(C)	Form of Letter of Transmittal and Consent (Series B Preferred Stock) (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(1)(D)	Form of Letter of Transmittal and Consent (Series C Preferred Stock) (incorporated by reference to Exhibit 99.3 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(1)(F)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 1, 2022).
(a)(4)	The Prospectus (see Exhibit (a)(1)(A)).
(a)(5)(A)	Articles of Amendment and Restatement (“Charter”) of the Company (incorporated by reference to Exhibit 3.1 the Registration Statement on Form S-4 filed by the Company with the SEC on July 15, 2022).
(a)(5)(B)	Certificate of Correction to the Company’s Charter (incorporated by reference to Exhibit 3.1(a) of the Company’s 10-K filed with the Securities and Exchange Commission on March 16, 1999).
(a)(5)(C)	Articles of Amendment to the Company’s Charter to correct certain sections of Article VII (Restriction Transfer and Redemption of Shares) (incorporated by reference to Exhibit 3.1(b) of the Company’s 10-K filed with the Securities and Exchange Commission on March 16, 1999).
(a)(5)(D)	Articles of Amendment to the Company’s Charter for change of name of the Company (incorporated by reference to Exhibit 3.1(a) of the Company’s Current Report on Form 8-K/A Amendment No. 1, filed with the Securities and Exchange Commission on February 12, 1998).
(a)(5)(E)	Articles of Amendment to the Company’s Charter, increasing authorized shares of Common Stock of the Company (incorporated by reference to Exhibit 10 of the Company’s Form 8-A/A, Amendment No. 2, filed with the Securities and Exchange Commission on July 30, 2002).
(a)(5)(F)	Articles of Amendment to the Company’s Charter, amending and restating Article VII [Restriction or Transfer, Acquisition and Redemption of Shares] (incorporated by reference to Exhibit 7 of the Company’s Form 8-A/A, Amendment No. 1, filed with the Securities and Exchange Commission on June 30, 2004).
(a)(5)(G)	Articles Supplementary to Company’s Charter designating 9.375 percent Series B Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share, (incorporated by reference to Exhibit 3.8 of the Company’s Form 8-A/A, Amendment No. 1, filed with the Securities and Exchange Commission on June 30, 2004).

(a)(5)(H)	Articles Supplementary to Company’s Charter designating 9.125 percent Series C Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share, (incorporated by reference to Exhibit 3.10 of the Company’s Form 8-A filed with the Securities and Exchange Commission on November 19, 2004).
(a)(5)(I)	Articles of Amendment to the Company’s Charter, effecting 1-for-10 reverse stock split (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2008).
(a)(5)(J)	Articles of Amendment to the Company’s Charter, to decrease Common Stock par value (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2008).
(a)(5)(K)	Articles of Amendment to the Company’s Charter, to amend and restate Series B Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2009).
(a)(5)(L)	Articles of Amendment to the Company’s Charter, to amend and restate Series C Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2009).
(a)(5)(M)	Articles Supplementary to the Company’s Charter to reclassify and designate Series A-1 Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2013).
(a)(5)(N)	Certificate of Correction to the Company’s Charter (incorporated by reference to Exhibit 3.1(a) of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2022).
(a)(5)(O)	Form of Stock Certificate of the Company (incorporated by reference to the corresponding exhibit number to the Company’s Registration Statement on Form S-11, as amended (File No. 33-96670), filed with the Securities and Exchange Commission on September 7, 1995).
(a)(5)(P)	Tax Benefits Preservation Rights Agreement dated as of October 23, 2019 by and between Impac Mortgage Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by referenced to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2019).
(a)(5)(Q)	Articles of Amendment (Series B Preferred Stock) (included as Annex A-1 to the Prospectus; see Exhibit (a)(1)(A)).
(a)(5)(R)	Articles of Amendment (Series C Preferred Stock) (included as Annex A-2 to the Prospectus; see Exhibit (a)(1)(A)).
(a)(5)(S)	Form of Articles Supplementary (Series D Preferred Stock) (included as Annex A-3 to the Prospectus; see Exhibit (a)(1)(A)).
(a)(5)(T)	Form of Warrant issued in Exchange Offer for Company’s Series C Preferred Stock (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(5)(U)	Warrant Agreement issued in Exchange Offer for Company’s Series C Preferred Stock (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(5)(V)	First Amendment to Tax Benefits Preservation Rights Agreement dated August 26, 2022, by and between Impac Mortgage Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2022).
(a)(5)(W)	Press Release, dated October 13, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on October 13, 2022).
(a)(5)(X)	Form of Letter to Holders of Preferred Stock to be sent by the Company commencing on October 14, 2022.
(a)(5)(Y)	Press Release, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on October 21, 2022).
(d)(1)	Form of Voting Agreement in connection with Exchange Offers (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 29, 2022)
(d)(2)	Form of Amendment No. 1 to Voting Agreement in connection with Exchange Offers. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on June 23, 2022)
(d)(3)	Form of Additional Voting Agreement in connection with Exchange Offers. (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on June 23, 2022)
(h)	Tax Opinion of Venable LLP (incorporated by reference to Exhibit 8.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 1, 2022).

(b) Filing Fee Exhibit.

      Filing Fee Table.*

Item 13. Information Required By Schedule 13E-3.

Not applicable.

*Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Impac Mortgage Holdings, Inc.

By:	/s/ Joseph O. Joffrion
Joseph O. Joffrion
General Counsel

Date: October 21, 2022